Exhibit 99.1

ASML Adapts Disclosure of Financial Results to Conform with New Disclosure Regime in the Netherlands

VELDHOVEN, the Netherlands, January 5, 2006 - ASML Holding NV (ASML) today announced that it will disclose its 2005 Annual and Fourth Quarter results on the previously scheduled date of January 18, 2006 through a press release and a single conference call for investors and media. This is to further ensure ASML's continuous compliance with the new disclosure regime as enforced by the Netherlands Authority for the Financial Markets (AFM), the newly appointed supervising authority for disclosure matters in the Netherlands.

Instead of a press conference and separate analyst meeting at its headquarters in Veldhoven, ASML has decided to amalgamate its communication of 2005 Annual and Fourth Quarter results on January 18, 2006 as follows:

*	Press release at 8:00 AM Central European Time

*

A conference call for investors and media, hosted by CEO Eric Meurice and CFO Peter Wennink, at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial in numbers are: in the Netherlands +31 20 531 5871 and the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.

*	A recording of the Investor and Media Call will be available on ASML.com.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.

Media Relations Contacts

Tom McGuire - Corporate Communications - +31 40 268 5758 - Veldhoven, the Netherlands

Angelique Paulussen - Corporate Communications - +31 40 268 6572 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 408 383 4005 - Tempe, Arizona

Franki D'Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML	P.O. Box 324	5500 AH Veldhoven	The Netherlands